UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                           THE MIDDLEBY CORPORATION
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                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
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                        (Title of Class of Securities)

                                   596278101
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                                (CUSIP Number)

                              Thomas C. Danziger
                              Danziger & Danziger
                                405 Park Avenue
                           New York, New York 10022
                           Telephone: (212) 754-7000

                                   Copy to:
                             Timothy J. FitzGerald
                           The Middleby Corporation
                            1400 Toastmaster Drive
                             Elgin, Illinois 60120
                           Telephone: (847) 741-3300

                               December 23, 2004
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            (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

                        (Continued on following pages)
                              (Page 1 of 3 Pages)

______________

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   596278101                      13D            Page  2  of  3 Pages

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     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              WHITMAN IRREVOCABLE TRUST (f/k/a William F. Whitman, Jr. Declaration of Trust)
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |X|
                                                                        (b) |_|
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     3        SEC USE ONLY

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     4        SOURCE OF FUNDS
              N/A
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
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 NUMBER OF                      7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                           0
 OWNED BY                       -----------------------------------------------
   EACH                         8      SHARED VOTING POWER
 REPORTING
  PERSON                               0
   WITH                         -----------------------------------------------
                                9      SOLE DISPOSITIVE POWER

                                       0
                                -----------------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       0
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    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0
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    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                   |_|

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    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0%
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    14        TYPE OF REPORTING PERSON

              OO
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


CUSIP No.   596278101                     13D            Page  3  of  3 Pages

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     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              THOMAS C. DANZIGER
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                         (b) |_|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              N/A
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
-------------------------------------------------------------------------------
 NUMBER OF                      7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                           0
 OWNED BY                       -----------------------------------------------
   EACH                         8      SHARED VOTING POWER
 REPORTING
  PERSON                               0
   WITH                         -----------------------------------------------
                                9      SOLE DISPOSITIVE POWER

                                       0
                                -----------------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       0
-------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0
-------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                   |_|

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    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0%
-------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON

              IN
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


Introduction

         This Amendment No. 3 to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission on December 23, 2003 (the "Original Schedule 13D"), as amended, by the Whitman Irrevocable Trust (the "Trust") and Thomas C. Danziger, the trustee of the Trust (the "Trustee," and together with Trust, the "Reporting Persons"). The Reporting Persons, individually and in the aggregate, have fallen below the five percent threshold of ownership of the common stock, par value $.01 per share (the "Common Stock"), of The Middleby Corporation, a Delaware corporation (the "Company"), for reporting under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act").

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Original Schedule 13D, as amended, is hereby amended and restated in its entirety as follows:

         (a) and (b) As of the date hereof, the Reporting Persons do not beneficially own any shares of Common Stock and do not have sole or shared power to vote or direct the vote or to dispose or direct the disposition of any shares of Common Stock.

         (c) On December 23, 2004, the Trust sold all of 1,738,974 shares of Common Stock, which constituted each of the Reporting Person's entire beneficial ownership interest in the Company, to the Company for $42.00 per share.

         (d) Not applicable.

         (e) As of December 23, 2003, the Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 10, 2005

                                         WHITMAN IRREVOCABLE TRUST


                                         By:  /s/ Thomas C. Danziger
                                              -----------------------------
                                              Thomas C. Danziger, sole trustee


                                              /s/ Thomas C. Danziger
                                              ------------------------------
                                              Thomas C. Danziger